Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary *	State or Other Jurisdiction of Incorporation or Organization
Marcus & Millichap Real Estate Investment Services, Inc.	California
Marcus & Millichap REIS of Atlanta, Inc.	Georgia
Marcus & Millichap REIS of Chicago, Inc.	California
Marcus & Millichap REIS of Florida, Inc.	California
Marcus & Millichap REIS of Nevada, Inc.	California
Marcus & Millichap REIS of North Carolina, Inc.	California
Marcus & Millichap REIS of Seattle, Inc.	California
Marcus & Millichap REIS Canada, Inc.	California
Marcus & Millichap Capital Corporation	Canada
Mark One Capital, Inc.	California Delaware

*	The names of particular subsidiaries have been omitted if the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2014.